UNITED STATES
SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **December 1, 2009**

ETERNAL IMAGE, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-18889	20-4433227
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

28800 Orchard Lake Road, Suite 130, Farmington, Hills, MI	48334
(Address of principal executive offices)	(Zip Code)

Registrants' telephone number including area code: **(248) 932-3333**

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.03 - Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registered.

On December 1, 2009, Eternal Image, Inc. (the "Company") issued a fifteen (15) day promissory note in the amount of $200,000 in connection with a loan of the same amount it received from Emerald Asset Advisors ("Emerald") of 425 Broad Hollow, Melville, NY 11747. Emerald is a shareholder of the Company. The proceeds of the loan are being used to assist the Company in meeting the lender requirements of a line of credit it is presently negotiating with a third party lender. The primary provisions of the Emerald promissory note are:

Date:	December 1, 2009
Principal:	$200,000.00
Term:	15 days
Interest Rate:	8% annually
Lender:	Emerald Asset Advisors
Borrower:	Eternal Image, Inc.
Security:	None
Additional Consideration:	None

A copy of the executed promissory note is attached hereto as exhibit 10.1 and incorporated by reference.

ITEM 9.01(d) - EXHIBITS

Exhibit Number	Description
10.1	December 1, 2009 Promissory Note


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ETERNAL IMAGE, INC.

Date: December 7, 2009

By: /s/ *Clint Mytych*

Clint Mytych
Chief Executive Officer and Chairman

Exhibit 10.1

PROMISSORY NOTE

Borrower: Eternal Image of 28800 Orchard Lake Road Suite 130
Farmington Hills, MI 48334
Lender: Emerald Asset Advisors of 425 Broad Hollow. Melville,
NY 11747

Principal Amount: $200,000

1. FOR VALUE RECEIVED, Eternal Image promises to pay to Emerald Asset Advisors at such address as may be provided in writing to Eternal Image , the principal sum of **$200,000** USD, with 8% interest payable on the unpaid principal.

2. This Note will be repaid in full within 15 DAYS with interest.

3. At any time while not in default under this Note, Eternal Image may pay the outstanding balance then owing under this Note to Emerald Asset Advisors without further bonus or penalty.

4. Notwithstanding anything to the contrary in this Note, if Eternal Image defaults in the performance of any obligation under this Note, then Emerald Asset Advisors may declare the principal amount owing and interest due under this Note at that time to be immediately due and payable.

5. This Note will be construed in accordance with and governed by the laws of the State of Michigan.

6. If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

7. All costs, expenses and expenditures including, and without limitation, the complete legal costs incurred by Emerald Asset Advisors in enforcing this Note as a result of any default by Eternal Image , will be added to the principal then outstanding and will immediately be paid by Eternal Image .

8. This Note will ensure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns of Eternal Image and Emerald Asset Advisors. Eternal Image waives presentment for payment, notice of non-payment, protest and notice of protest.



9. Payment Calculations

Amount on Start Date	$200,000.00
Interest Rate	8%
Start Date	12-01-2009
End Date	12-15-2009
CALCULATED RESULTS:	
Number of Days	15
Number of Interest Days	15
Total Interest	$ 1,333.33
Balance on End Date	$ 201,333.33

IN WITNESS WHEREOF Eternal Image has duly affixed its signature under seal on this **1st day of December, 2009.**

SIGNED, SEALED, AND DELIVERED
in front of the person below who is over 18 years of age and not involved with the contents of this document or related to any of the parties in this document.

(signature of witness)

WITNESS DETAILS:

Name: W. N. POPRAVSKY

Address: 28800 ORCHARD LK RD #180
FARMINGTON HILLS, MI 48334

Clint Mytych
Eternal Image – Chief Executive Officer & Chief Financial Officer